Exhibit 99.8
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of West Fraser Timber Co. Ltd. of our report dated February 11, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (no. 333-252631 and 333-257254) of West Fraser Timber Co. Ltd. of our report dated February 11, 2026 referred to above. We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 11, 2026